United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3651

Washington, DC 20549

Attention: Hanna T. Teshome, Esq.

April 12, 2006

Re:	NovaStar Mortgage Funding Corporation and
NovaStar Certificates Financing Corporation

Form S-3 Shelf Registration Statement,
File No. 333-131111 (the “Registration Statement”)

Dear Ms. Teshome:

We are writing to you in response to the comments that you transmitted to us on April 11, 2006 relating to the Registration Statement that NovaStar Mortgage Funding Corporation (“NMFC”) filed with the Commission on March 24, 2006. Note that NovaStar Certificates Financing Corporation is being added as a registrant (“NCFC”, and together with NMFC, the “Registrants”). We offer the responses below on behalf of the Registrants and in connection with the second amendment to the Registration Statement that is today being filed on Form S-3/A.

Prospectus Supplements

1.	We note that you include in this amendment a form of prospectus supplement for the issuance of notes secured by certificates issued by an underlying trust. Please revise this prospectus supplement to include the delinquency and loss table in 30/31 day increments for the assets underlying those certificates.

Response: The delinquency and loss table in 30/31 day increments for the assets underlying the certificates in the form of prospectus supplement for the issuance of notes secured by certificates issued by an underlying trust is found on page S-30. We have revised the table of contents of each form of prospectus supplement to identify the page number where the delinquency and loss tables for the mortgage loans can be found. The delinquency and loss tables are found under the main section heading “The Originator” and under the subheading “Delinquency and Loss Information for the Mortgage Loans” in each form of prospectus supplement.

Cover

2.	We reissue our prior comment 9 in part. Please revise the cover page of all prospectus supplements to identify the Sponsor. Refer to Item 1102(a) of Regulation AB.

Response: We have revised the cover page of each form of prospectus supplement to identify the Sponsor.

3.	Please clarify that the securities represent the obligations of the “issuing entity” and not the “trust fund” or “trust.” Please refer to Item 1102(d) of Regulation AB. We also refer you to our prior comment 9. When referring to transaction parties, please use the terminology set out in Regulation AB.

Response: We have revised the forms of prospectus supplements to clarify that the securities represent obligations of the “issuing entity” and not the “trust fund” or “trust.” We have revised the prospectus supplements to use the terminology set out in Regulation AB when referring to the transaction parties.

Summary

4.	Please added bracketed disclosure to identify an enhancement providers referenced in Items 1114(b) and 1115 of Regulation AB. See for example, “Interest Rate Hedge Agreements” on page 8 of the second prospectus supplement.

Response: We have added bracketed disclosure to identify any hedge providers and mortgage insurance providers on the first page of the summary section in each form of prospectus supplement.

The Sponsor, page 66

5.	Either include NovaStar Financial, Inc.’s financial information called for by Item 1114 of Regulation AB, or advise us why it is not necessary.

Response: It is not necessary to include NovaStar Financial, Inc.’s financial information called for by Item 1114 of Regulation AB because NovaStar Financial, Inc. is not guaranteeing the securities and is not providing any credit enhancement for the deal. Repurchase obligations of this type are common in securitization transactions and are typically not characterized as credit enhancement.

Affiliations, page 73

6.	We note your bracketed disclosure regarding affiliations. In the next amendment, please expand your bracketed disclosure to include the information required by Item 1119 of Regulation AB.

Response: We have expanded our bracketed disclosure regarding affiliations to include all the information required by Item 1119 of Regulation AB. This revision has been made in every form of prospectus supplement.

Base Prospectus

Credit Enhancement, page 3

7.	Revise the last bullet point to delete the phrase “or other derivative contracts to hedge against interest rate or other risks.” All possible methods of credit enhancement must be disclosed in the base prospectus.

Response: We have deleted the phrase “or other derivate contracts to hedge against interest rate or other risks” in the last bullet point.

Credit Enhancement, page 26

8.	Revise the second sentence in this section to delete the phrase “other risks.” Please refer to the comment above.

Response: We have deleted the phrase “other risks” from the second sentence under the heading “Credit Enhancement.”

We look forward to your response on this matter. Please contact our counsel, Christopher DiAngelo of Dewey Ballantine LLP by e-mail at cdiangelo@dbllp.com, by telephone at (212) 259-6718 or by fax at (212) 259-6333 with any questions or additional comments regarding this Registration Statement.

Very truly yours, NovaStar Mortgage Funding Corporation NovaStar Certificates Financing Corporation

/s/ Matt Kaltenrieder
Matt Kaltenrieder